FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002

Innogy Holdings plc
(Translation of registrant's name into English)

Windmill Hill Business Park, Whitehill Way,
Swindon, Wiltshire SN5 6PB England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innogy Holdings plc

Date: 5 April 2002

By: **Mike Bowden**
Company Secretary

Story issued on 5th April 2002 at 16:11

RNS Number:1256U
Innogy Holdings PLC
5 April 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Innogy Holdings plc

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG and its subsidiary companies

5) Number of shares/amount of stock acquired

Un-disclosed

6) Percentage of issued class

Un-disclosed

7) Number of shares/amount of stock disposed

Un-disclosed

8) Percentage of issued class

un-disclosed

9) Class of security

10p Ordinary Shares

10) Date of transaction

5 April 2002

11) Date company informed

5 April 2002

12) Total holding following this notification

38,814,895

13) Total percentage holding of issued class following this notification

3.42%

14) Any additional information

N/a

15) Name of contact and telephone number for queries

Jason Keene - Senior Executive, Company Secretariat : 01793 892784

16) Name and signature of authorised company official responsible for making this notification

Mike Bowden - Company Secretary

Date of notification

5 April 2001

END

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Story issued on 5th April 2002 at 16:13

RNS Number:1258U
Innogy Holdings PLC
5 April 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Innogy Holdings plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known

5) Number of shares/amount of stock acquired

61,391,905

6) Percentage of issued class

5.41%

7) Number of shares/amount of stock disposed

N/A

8) Class of security

Ordinary Shares of 10p each

9) Date of transaction

2 April 2002

11) Date company informed

5 April 2002

12. Total holding following this notification

107,595,568

13. Total percentage holding of issued class following this notification

9.48%

14) Any additional information

N/a

15) Name of contact and telephone number for queries

Jason Keene - Innogy Company Secretariat - 01793 892784

16) Name and signature of authorised company official responsible for making this notification

Mike Bowden

Company Secretary

Date of notification 5 April 2002

ENDS

END

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Story issued on 5th April 2002 at 16:17

RNS Number:1263U
Innogy Holdings PLC
5 April 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Innogy Holdings plc

2) Name of shareholder having a major interest

UBS Warburg, a business group of UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS Warburg

5) Number of shares/amount of stock acquired

Un-disclosed

6) Percentage of issued class

Un-disclosed

7) Number of shares/amount of stock disposed

Un-disclosed

8) Percentage of issued class

un-disclosed

9) Class of security

10p Ordinary Shares

10) Date of transaction

3 April 2002

11) Date company informed

4 April 2002

12) Total holding following this notification

36,789,966

13) Total percentage holding of issued class following this notification

3.19%

14) Any additional information

N/a

15) Name of contact and telephone number for queries

Jason Keene - Senior Executive, Company Secretariat : 01793 892784

16) Name and signature of authorised company official responsible for making this notification

Mike Bowden - Company Secretary

Date of notification

5 April 2001

END

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